UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EnviroStar, Inc.

(Name of Issuer)

Common Stock, Par Value $0.025 Per Share

(Title of Class of Securities)

262432107

(CUSIP Number)

Henry M. Nahmad

EnviroStar, Inc.

290 N.E. 68th Street

Miami, Florida 33138

(305) 754-4551

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262432107

1.	Names of Reporting Persons Symmetric Capital LLC (I.R.S. No. 47-3189811)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,194,780(1)
8. Shared Voting Power 0
9. Sole Dispositive Power 2,838,194
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,194,780 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 52.0%
14.	Type of Reporting Person (See Instructions) HC, OO
(1)	Includes (a) 700,100 shares owned by Michael S. Steiner and Robert M. Steiner as to which Symmetric Capital LLC and Henry M. Nahmad, as the Manager of Symmetric Capital LLC, have sole voting power pursuant to the previously disclosed Stockholders Agreement between Symmetric Capital LLC, Henry M. Nahmad, Michael S. Steiner and Robert M. Steiner, and (b) 1,656,486 shares owned by Dennis Mack and Tom Marks as to which Symmetric Capital LLC and Henry M. Nahmad, as the Manager of Symmetric Capital LLC, have sole voting power pursuant to the Stockholders Agreement between Symmetric Capital LLC, Symmetric Capital II LLC, Henry M. Nahmad, Western State Design, LLC, Dennis Mack and Tom Marks described herein.

CUSIP No. 262432107

1.	Names of Reporting Persons Symmetric Capital II LLC (I.R.S. No. 81-3241840)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,290,323
8. Shared Voting Power 0
9. Sole Dispositive Power 1,290,323
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,290,323
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 12.9%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 262432107

1.	Names of Reporting Persons Henry M. Nahmad
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 6,485,103(1)(2)
8. Shared Voting Power 0
9. Sole Dispositive Power 4,128,517(1)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,485,103(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 65.0%
14.	Type of Reporting Person (See Instructions) HC, IN
(1)	Includes 2,838,194 shares and 1,290,323 shares owned by Symmetric Capital LLC and Symmetric Capital II LLC, respectively. Henry M. Nahmad may be deemed to have voting and dispositive power over such shares as a result of his position as Manager of Symmetric Capital LLC and Symmetric Capital II LLC.
(2)	Includes (a) 700,100 shares owned by Michael S. Steiner and Robert M. Steiner as to which Symmetric Capital LLC and Henry M. Nahmad, as the Manager of Symmetric Capital LLC, have sole voting power pursuant to the previously disclosed Stockholders Agreement between Symmetric Capital LLC, Henry M. Nahmad, Michael Steiner and Robert Steiner, and (b) 1,656,486 shares owned by Dennis Mack and Tom Marks as to which Symmetric Capital LLC and Henry M. Nahmad, as the Manager of Symmetric Capital LLC, have sole voting power pursuant to the Stockholders Agreement between Symmetric Capital LLC, Symmetric Capital II LLC, Henry M. Nahmad, Western State Design, LLC, Dennis Mack and Tom Marks described herein.

Amendment No. 2 to Schedule 13D

This Amendment No. 2 to Schedule 13D amends, solely to the extent set forth herein, the Schedule 13D filed by Symmetric Capital LLC, a Florida limited liability company (“Symmetric Capital”), and Henry M. Nahmad on March 12, 2015, as previously amended (the “Schedule 13D”), relating to the Common Stock, par value $0.025 per share, of EnviroStar, Inc., a Delaware corporation (the “Issuer”).

Item 2: Identity and Background

Item 2 of the Schedule 13D is amended to add the following:

Symmetric Capital II LLC (“Symmetric Capital II”) has been added as a reporting person with respect to the Schedule 13D. Symmetric Capital II is a newly-formed limited liability company organized under the laws of the State of Florida. Symmetric Capital II has no operations and its assets consist primarily of the shares of the Issuer’s Common Stock held by Symmetric Capital II. Symmetric Capital II’s principal executive offices are located at 290 N.E. 68th Street, Miami, Florida 33138. Symmetric Capital II is a manager-managed limited liability company. Henry M. Nahmad is the sole Manager and therefore the sole controlling person of Symmetric Capital II. Mr. Nahmad is also the sole officer of Symmetric Capital II and serves as its President, Treasurer and Secretary. During the last five years, neither Symmetric Capital II nor Mr. Nahmad (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3: Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended to add the following:

Symmetric Capital II acquired the 1,290,323 shares of the Issuer’s Common Stock reported herein for a total purchase price of $6,000,001.95. Symmetric Capital II used cash on hand from capital contributions of its members to fund the purchase price.

Item 4: Purpose of Transaction

Item 4 of the Schedule 13D is amended to add the following:

On October 10, 2016, Symmetric Capital II acquired 1,290,323 shares of the Issuer’s Common Stock for a total purchase price of $6,000,001.95 pursuant to the previously disclosed Securities Purchase Agreement, dated September 7, 2016, between Symmetric Capital II and the Issuer (such purchase and sale transaction, the “Private Placement”). The Issuer used the net proceeds of the Private Placement to fund, in part, its acquisition of Western State Design, LLC described below.

On October 10, 2016, the Issuer consummated its acquisition (the “WSD Acquisition”) of substantially all of the assets of Western State Design, LLC (“WSD”) pursuant to the previously disclosed Asset Purchase Agreement between the Issuer and its wholly owned subsidiary, on the one hand, and WSD and its members, Dennis Mack and Tom Marks (collectively, the “Selling Group”), on the other hand. At the closing of the WSD Acquisition, in addition to the cash portion of the purchase price paid to the Selling Group, the Issuer issued a total of 1,656,486 shares of its Common Stock (the “Closing Shares”) to the Selling Group. In addition, the Issuer has agreed, subject to stockholder approval, to issue an additional 388,504 shares of its Common Stock (the “Post-Closing Shares”) to the Selling Group.

In connection with the closing of the WSD Acquisition, the members of the Selling Group entered into a Stockholders Agreement (the “Stockholders Agreement”) with Symmetric Capital, Symmetric Capital II and Mr. Nahmad. Pursuant to the Stockholders Agreement, the members of the Selling Group agreed to vote all of the shares of the Issuer’s Common Stock that they own at any time during the term of the Stockholders Agreement, including, without limitation, the Closing Shares and, to the extent received, the Post-Closing Shares, as directed by Mr. Nahmad, as the Manager of Symmetric Capital, and granted to Mr. Nahmad, as the Manager of Symmetric Capital, an irrevocable proxy and power of attorney in furtherance thereof. The Stockholders Agreement also contains, among other things, (a) an agreement by Mr. Nahmad, Symmetric Capital and Symmetric Capital II to vote all of the shares of the Issuer’s Common Stock owned by them in favor of the election of Mr. Mack (or, under certain circumstances, Mr. Marks in lieu of Mr. Mack) to the Issuer’s Board of Directors until October 10, 2021 or, if earlier, (i) such time as the Selling Group and its affiliates collectively own less than 5% of the Issuer’s Common Stock on a fully diluted basis and (ii) the cessation of the employment of Mr. Mack (or Mr. Marks, if applicable) with the Issuer or any of its affiliates due to a termination for cause or a voluntary resignation by Mr. Mack (or Mr. Marks, if applicable) without good reason, in each case of this clause (ii), during the one-year period ending on October 10, 2017, (b) certain transfer restrictions with respect to the shares of the Issuer’s Common Stock held by the Selling Group, (c) certain drag-along and tag-along provisions with respect to certain proposed sales of shares of the Issuer’s Common Stock by Mr. Nahmad, Symmetric Capital or Symmetric Capital II, and (d) provisions giving the members of the Selling Group piggyback registration rights in connection with any public offering of the Issuer’s securities which includes securities held by Mr. Nahmad, Symmetric Capital or Symmetric Capital II. The Stockholders Agreement has a term of five years, subject to earlier termination under certain circumstances. The foregoing description of the Stockholders Agreement is a summary only, does not purport to be complete and is subject to, and qualified in its entirety by reference, to the Stockholders Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Except as described in the preceding paragraph and except for the special distribution provisions of Symmetric Capital II’s Operating Agreement described below, none of Mr. Nahmad, Symmetric Capital or Symmetric Capital II currently has any plans or proposals that would result in any of the occurrences enumerated in (a) through (j) of Item 4 of Schedule 13D. However, any of them may at any time formulate plans or proposals with respect to any of such matters. Without limiting the generality of the foregoing, (i) Mr. Nahmad expects that the Issuer’s business and growth strategy will continue to include the consideration and pursuit of acquisitions and other strategic transactions that would complement the Issuer’s existing business or that might otherwise offer growth opportunities and (ii) it is expected that the Issuer will from time to time in the future award to Mr. Nahmad, in his capacity as an executive officer and/or director of the Issuer, equity-based compensation, which may include, among other things, restricted shares of the Issuer’s Common Stock and/or options to purchase shares of the Issuer’s Common Stock, in each case as determined and approved by the independent members of the Issuer’s Board of Directors. In addition, Mr. Nahmad, Symmetric Capital and Symmetric Capital II may from time to time make additional investments in securities of the Issuer, either in the open market or in privately negotiated transactions, and/or sell all or any part of its investment in the Issuer, in each case as he or it deems appropriate in light of circumstances existing from time to time. Each of them may also formulate plans or proposals in the future relating to certain of the other matters enumerated in Item 4 of Schedule 13D, including asset dispositions, changes in the board or management of the Issuer, and changes in the Issuer’s business, capitalization and/or organizational documents.

The rights and obligations of the members of Symmetric Capital II are governed by the Operating Agreement of Symmetric Capital II. Pursuant to Symmetric Capital II’s Operating Agreement, Symmetric Capital II will make special in-kind distributions to its members of the shares of the Issuer’s Common Stock which it holds as follows: (i) on October 10, 2024, Symmetric Capital II will distribute to its members 25% of the shares of the Issuer’s Common Stock which it holds at the time; (ii) on October 10, 2025, Symmetric Capital II will distribute to its members 33 1/3% of the shares of the Issuer’s Common Stock which it holds at the time; (iii) on October 10, 2026, Symmetric Capital II will distribute to its members 50% of the shares of the Issuer’s Common Stock which it holds at the time; and (iv) on October 10, 2027, Symmetric Capital II will distribute to its members all of the remaining shares of the Issuer’s Common Stock which it holds.

Item 5.	Interest in Securities of the Issuer

As of the date of this filing, the Reporting Persons beneficially own shares of the Issuer’s Common Stock as set forth in the table below.

Name of Beneficial Owner	Common Stock Ownership	Percent of Common Stock(1)
Symmetric Capital LLC	5,194,780(2)(3)	52.0%
Symmetric Capital II LLC	1,290,323(4)	12.9%
Henry M. Nahmad	6,485,103(2)(3)(4)	65.0%

(1)	Based on 7,033,732 shares of the Issuer’s Common Stock outstanding as of September 16, 2016, as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended June 30, 2016, plus a total of 1,656,486 shares of the Issuer’s Common Stock issued at the closing of the WSD Acquisition and 1,290,323 shares of the Issuer’s Common Stock issued to Symmetric Capital II upon the closing of the Private Placement.

(2)	Includes 2,838,194 shares owned directly by Symmetric Capital and as to which Symmetric Capital has, and Henry M. Nahmad, as the sole Manager of Symmetric Capital, may be deemed to have, sole voting and dispositive power.

(3)	Includes (a) 700,100 shares owned by Michael S. Steiner and Robert M. Steiner as to which Symmetric Capital and Henry M. Nahmad, as the Manager of Symmetric Capital, have sole voting power pursuant to the previously disclosed Stockholders Agreement between Symmetric Capital, Henry M. Nahmad, Michael S. Steiner and Robert M. Steiner, and (b) 1,656,486 shares owned by Dennis Mack and Tom Marks as to which Symmetric Capital and Henry M. Nahmad, as the Manager of Symmetric Capital, have sole voting power pursuant to the Stockholders Agreement described in Item 4 above.

(4)	Includes 1,290,323 shares owned directly by Symmetric Capital II and as to which Symmetric Capital II has, and Henry M. Nahmad, as the sole Manager of Symmetric Capital II, may be deemed to have, sole voting and dispositive power.

Except as described in Item 4 above, none of the Reporting Persons has effected any transaction in any shares of the Issuer’s Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended to add the following:

The descriptions of the Stockholders Agreement and the special distribution provisions of Symmetric Capital II’s Operating Agreement contained in Item 4 above are incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits
Exhibit 1	Joint Filing Agreement, dated as of October 14, 2016, by and between Symmetric Capital LLC, Symmetric Capital II LLC and Henry M. Nahmad

Exhibit 2	Stockholders Agreement, dated as of October 10, 2016, by and between Symmetric Capital LLC, Symmetric Capital II LLC, Henry M. Nahmad, Western State Design, LLC, Dennis Mack and Tom Marks (incorporated by reference to Exhibit 4.1 to EnviroStar, Inc’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 14, 2016)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 14, 2016

Date

Symmetric Capital LLC

/s/ Henry M. Nahmad

Signature

Henry M. Nahmad/Manager

Name/Title

Symmetric Capital II LLC

/s/ Henry M. Nahmad

Signature

Henry M. Nahmad/Manager

Name/Title

/s/ Henry M. Nahmad

Henry M. Nahmad